Exhibit 99.2

Invitation and Agenda to the Extraordinary General Meeting

The shareholders of Constellium SE (the “Company”) are invited to the Extraordinary General Meeting (“EGM”) to be held on Monday, November 25, 2019, at 17:00 CET (11:00 AM EST), at the offices of Stibbe, Beethovenplein 10, 1077 WM Amsterdam, the Netherlands. The EGM will be conducted in English.

A.	AGENDA FOR THE EGM

1.	Opening Remarks

2.	Transfer of the Company’s corporate seat from Amsterdam, the Netherlands to Paris, France*

3.	Amendments to the Company’s Articles of Association*

4.	Confirmation of the Board composition following effectiveness of the Transfer of Corporate Seat*

5.	Confirmation of the annual fixed fees granted to the Directors*

6.	Appointment of PricewaterhouseCoopers Audit and RSM Paris as “Commissaires aux comptes titulaires” of the Company*

7.	Confirmation of the prior authorizations of the Board to freely allocate shares, to be issued or existing, under the Company’s 2013 Equity Incentive Plan*

8.	Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other securities, with preferential subscription rights, up to 50% of the share capital*

9.

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription rights, by way of a public offering, up to 50% of the share capital *

10.

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription rights, by way of an offering made to a restricted number of investors or to qualified investors, up to 10% of the share capital. *

11.	Delegation of competence to the Board to increase the number of shares issued in case of a capital increase with or without preferential subscription rights, by up to 15% of the share capital. *

Items with * are voting items

12.

Delegation of competence to the Board to issue and freely grant to shareholders warrants to subscribe to new shares of the Company in the event of a public tender offer on the Company, up to 50% of the share capital. *

13.

Delegation of competence to the Board to increase the Company’s share capital by way of issuance of new shares of the Company in favor of participants to an employee savings plan without preferential subscription rights, up to 1% of the share capital. *

14.	Powers granted to the Company’s CEO or his representative to carry out legal formalities, such as regulatory filings with respect to the above resolutions (i.e. filings and publications)*

15.	Questions and Answers

16.	Closing Remarks

B.	EGM DOCUMENTS

The EGM will be convened through a convocation published in the Dutch daily newspaper, Trouw on October 28, 2019. In addition, this invitation and agenda, the explanatory notes, the form proxy card, the transfer of corporate seat proposal, the board report re the transfer of corporate seat and the proposed new Articles of Association of the Company (the “EGM Documents”), are or will be published on the Company’s website (www.constellium.com) and are available free of charge at the offices of Constellium SE, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, by contacting the corporate secretary.

C.	RECORD DATE

For the EGM, the persons who will be entitled to vote and attend the meeting are those persons who on October 28, 2019 (the “Record Date”) are:

•	shareholders whose ownership of Class A Ordinary Shares (the “Shares”) is directly recorded in the Company’s shareholder register (“Registered Shareholders”); and/or

•

shareholders holding Class A Ordinary Shares which are listed on the New York Stock Exchange, held in an account at a bank, a financial institution, an account holder or other financial intermediary (“Beneficial Owners”).

The Registered Shareholders and the Beneficial Owners are hereinafter jointly referred to as “Shareholders”.

D.	MAILING AND DOCUMENT AVAILABILITY

Promptly after the Record Date, Shareholders of record on the Record Date will receive mailed copies of the agenda for the EGM, the explanatory notes and a proxy card.

Copies of the EGM Documents are or will be available on the Company’s website at www.constellium.com, and also free of charge at the Company’s offices by contacting the corporate secretary.

Items with * are voting items

2

E.	REGISTRATION FOR THE EGM

Shareholders who wish (i) to attend the EGM in person or (ii) to authorize others to represent them at the meeting are required to register on www.proxyvote.com by clicking on “shareholder meeting registration” no later than the close of business on November 22, 2019. Beneficial Owners who wish to attend the EGM in person must also request a “legal proxy” from the entity who holds shares on their behalf.

F.	PROXY CARD AND VOTING INSTRUCTIONS

Shareholders who do not wish to attend the EGM in person may provide their voting instructions through a written proxy to a party of their choice, as follows:

•	BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 17:00 CET (11:00 AM EST) on November 24, 2019. Please have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

•	BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 17:00 CET (11:00 AM EST) on November 24, 2019. Please have your proxy card in hand when you call and then follow the instructions.

•	BY MAIL

Mark, sign and date your proxy card and return it for receipt no later than the close of business (New York time) on November 22, 2019 in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Shareholders who do not wish to attend the EGM in person may also provide the written proxy directly to the independent third party: M.A.J. Cremers, civil-law notary in Amsterdam, the Netherlands or one of her legal substitutes and/or each (junior) civil-law notary of Stibbe, by providing M.A.J. Cremers with the proxy card for receipt no later than the close of business on November 22, 2019, at the offices of Stibbe (Beethovenplein 10, 1077 WM Amsterdam, the Netherlands), or by sending the proxy card electronically to the following email address: manon.cremers@stibbe.com with ijsbrand.vanstraten@stibbe.com copied (CC).

A proxy can be granted with or without voting instructions. In the event a proxy is granted or sent without voting instructions, it shall be deemed to include a voting instruction in favor of all proposals made by the Board. In the event a Shareholder later decides to attend the meeting in person, he/she can withdraw the proxy and voting instruction at the reception desk on the day of the EGM, prior to the commencement of the meeting.

Items with * are voting items

3

Please note, Shareholders attending the meeting in person will not be admitted into the EGM unless they have a valid form of government-issued photo identification and have registered prior to the EGM (See Section E).

By the order of,

The Board of Constellium SE

Schiphol-Rijk, October 28, 2019

Items with * are voting items

4

Explanatory Notes

Explanatory Notes to the Agenda of the Extraordinary General Meeting (“EGM”) of Constellium SE (the “Company”) to be held at the offices of Stibbe, Beethovenplein 10, 1077 WM Amsterdam, the Netherlands on Monday, November 25, 2019 at 17:00 CET (11:00 AM EST).

A draft of the resolutions for this EGM is attached as Annex 1, at the end of these explanatory notes.

AGENDA ITEM 1

Opening Remarks

Opening remarks by the Chairman of the EGM.

AGENDA ITEM 2

Transfer of the Company’s corporate seat from Amsterdam, the Netherlands to Paris, France – voting item

On June 27, 2019, the Company’s shareholders at our annual general meeting resolved to convert the Company into a European company (Societas Europaea (SE)), completing the first step in a two-step proposal to re-domicile the Company in France. Shortly thereafter, the Company completed its conversion into Constellium SE, while remaining domiciled in the Netherlands (the “Conversion”).

We, the Board of Directors (the “Board”) now seek shareholder approval to proceed with the second step of the proposed transaction, transferring the corporate seat of Constellium SE from Amsterdam, the Netherlands, to Paris, France (the “Transfer of Corporate Seat”). Together, we refer to the Conversion and the Transfer of Corporate Seat as the “Transaction”.

On July 1, 2019 the Board filed a proposal to effect the Transfer of Corporate Seat and on July 2, 2019 published a notification of filing of the Transfer of Corporate Seat proposal in Trouw, a Dutch nationally distributed newspaper, announcing the Transfer of Corporate Seat proposal.

The Board is required to provide a Transfer of Corporate Seat report setting forth (i) the reasons for migration, (ii) an explanation from a legal and economic point of view, (iii) the consequences for the shareholders, (iv) the consequences for creditors, and (v) the consequences for employees.

The registration statement on Form F-4 under the Securities Act of 1993 of the Company which was declared effective on October 23, 2019 (the “Prospectus”) constitutes as the Transfer of Corporate Seat Board report. The Prospectus is available at the Company’s offices in the Netherlands and published on the Company’s website (www.constellium.com).

KEY BENEFITS

As part of our ongoing efforts to improve efficiency and shareholder value, the Board and management team have thoroughly assessed the costs and benefits associated with maintaining the Company’s corporate seat in the Netherlands and, alternatively, of transferring its corporate seat to other jurisdictions.

The Board believes that the Transaction is the best course of action for the Company at this time, for several important reasons:

•

it eliminates costs of Dutch corporate structure, and leverages existing corporate resources in France, such as finance, legal and tax departments resulting in expected annual savings of up to EUR 2 million; and

•

it enhances the tax profile of the Company by facilitating tax-efficiency of corporate expenses, streamlining and aligning the Company group’s structure and substance and improving application of tax treaties, resulting in expected annual tax savings of up to EUR 5 million.

The Prospectus sets out material information relevant to the Transfer of Corporate Seat. As there are certain risks involved in connection with the Transfer of Corporate Seat, we urge all shareholders to read the Prospectus. Your vote in favor of the approval of the Transfer of Corporate Seat is important for the Company and its shareholders.

If the EGM approves the Transfer of Corporate Seat, the Company currently anticipates that the move to France will be completed by the end of December 2019.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast. However, if less than 50% of our issued share capital is represented, the General Meeting may only adopt this resolution by a majority of at least two-thirds of the votes cast.

AGENDA ITEM 3

Amendments to the Company’s Articles of Association – voting item

In connection with the Transfer of Corporate Seat, the Board proposes to amend the articles of association of the Company subject to the effectiveness of the Transfer of Corporate Seat from Amsterdam, the Netherlands, to Paris, France. The amendment of the Company’s articles of association is required to meet the requirements of French corporate law.

The draft with the proposed amendments is posted on the Company’s website (www.constellium.com) and is available for inspection at the offices of the Company together with all other EGM materials.

The resolution to amend the articles of association also includes the authorization of each member of the Board of the Company as well as any and all civil-law notaries, prospective civil-law notaries and paralegals practicing with Stibbe in Amsterdam to execute the notarial deed of amendment to the articles of association and to undertake all other activities the authorized person deems necessary or useful in connection with the amendment to the articles of association.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast. However, if less than 50% of our issued share capital is represented, the General Meeting may only adopt this resolution by a majority of at least two-thirds of the votes cast.

AGENDA ITEMS 4 TO 14

Agenda Items 4 to 14 are decisions to be implemented after the effectiveness of the Transfer of Corporate Seat which will occur upon the registration of the Company in the registre du commerce et des sociétés of Paris, and which is currently anticipated to be completed by the end of December 2019. All these Agenda Items are therefore subject to such registration in the registre du commerce et des sociétés of Paris.

AGENDA ITEM 4

Confirmation of the Board composition following effectiveness of the Transfer of Corporate Seat – voting item

The Board proposes to confirm that the Board composition will remain unchanged after the Transfer of Corporate Seat is effective, and therefore to reconfirm the prior shareholder appointment of our Board members for a duration equal to their remaining term of office.

Biographical information of the Executive and Non-Executive Members of the Board, including the reason for their confirmation can be found in the appendixes hereto.

Board composition:

i.	Mr. Jean-Marc Germain, for the remaining period ending at the end of the Annual General meeting in 2020;

ii.	Mr. Michiel Brandjes, for the remaining period ending at the end of the Annual General meeting in 2021;

iii.	Mrs. Martha Brooks, for the remaining period ending at the end of the Annual General meeting in 2022;

iv.	Mr. Richard Evans, for the remaining period ending at the end of the Annual General meeting in 2022;

v.	Mrs. Stéphanie Frachet, for the remaining period ending at the end of the Annual General meeting in 2022;

vi.	Mr. Philippe Guillemot, for the remaining period ending at the end of the Annual General meeting in 2020;

vii.	Mr. Peter Hartman, for the remaining period ending at the end of the Annual General meeting in 2020;

viii.	Mr. Guy Maugis, for the remaining period ending at the end of the Annual General meeting in 2020.

ix.	Mr. John Ormerod, for the remaining period ending at the end of the Annual General meeting in 2021;

x.	Mr. Werner Paschke, for the remaining period ending at the end of the Annual General meeting in 2021, and

xi.	Mrs. Lori Walker, for the remaining period ending at the end of the Annual General meeting in 2022.

Voting requirement: The general meeting may adopt this resolution by a majority of the votes cast without a quorum being required1.

[1]

The General Meeting may overrule the binding nominations of the Board by resolution adopted by a majority of at least two-thirds of the votes cast, provided that such majority represents more than 50% of the Company’s issued capital.

AGENDA ITEM 5

Confirmation of the annual fixed fees granted to the Directors– voting item

Following the effectiveness of the Transfer of the Corporate Seat, fees granted to members of the Board of Directors (except for the fees granted to the Chairman (for his position as Chairman) in excess of the amount of the base director fees, and those granted to the Chief Executive Officer (Directeur Général)) will need to be approved as a global annual fixed aggregate amount for all Directors, which will be allocated amongst them by the Board of Directors. Such fixed fees include all fees paid to the Board Members, all fees paid to the various committees’ members and chairpersons, and RSU Equity grants paid in cash equivalent to Board Members.

The Board therefore proposes to confirm the amount equal to the sum of EUR 765,000 and USD 675,000 corresponding to such Director fees as were approved at the General Meeting of June 27, 2019 for the current and following financial years until a new resolution is taken by the General Meeting of shareholders.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 6

Appointment of PricewaterhouseCoopers Audit and RSM Paris as “Commissaires aux comptes titulaires” of the Company– voting item

The Board proposes to appoint PricewaterhouseCoopers Audit and RSM Paris as French “Commissaires aux comptes titulaires” of the Company respectively, for a term of 6 fiscal years. Such appointments will become effective after the registration of the Company in the registre du commerce et des sociétés of Paris, and will expire at the close of the General Meeting called to approve the annual accounts for the fiscal year ended December 31, 2024.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 7

Confirmation of the prior authorizations of the Board to freely allocate shares, to be issued or existing, under the Company’s 2013 Equity Incentive Plan – voting item

The shareholders have, since 2013, authorised 14,292,291 shares to be eligible for issue under the Company’s 2013 Equity Incentive Plan (the most recent authorisation on May 24, 2018 increased the total by 7,000,000). The Board proposes to confirm prior authorisations, with the Board having the authority to carry out free allocations of shares up to the maximum amount of available shares under these prior authorisations and to grant to the Board all necessary powers and authority to effect these up to the maximum amount allowed under French law (which is 10% of the Company’s share capital as of the date of allocation).

This authorisation shall be granted for a period of 26 months from the date of this General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

INTRODUCTION TO AGENDA ITEMS 8 THROUGH 13

Under French law as applicable to the Company after effectiveness of the Transfer of Corporate Seat, issuance of new shares must be decided or authorised by the General Meeting. General Meetings of French issuers generally decide to delegate to the Board the authority to decide such issuance of new shares in order to give to the Board the flexibility to issue new shares without having to convene a special General Meeting.

When the General Meeting delegates to the Board the authority to decide several capital increases, it must set a global maximum amount for all capital increases which can be decided by the Board pursuant to any such delegations. The Board therefore proposes to set a global limit on all delegated capital increases of 50% of the company’s capital. In addition, the Board proposes specific lower limits for issuance of shares under Agenda Items 10, 11 and 13.

AGENDA ITEM 8

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other equity related securities, with preferential subscription rights, up to 50% of the share capital – voting item

This delegation would authorise the Board to issue new shares or other equity related securities to existing shareholders of the Company.

The Board therefore proposes to delegate to the Board the authority to decide the issuance of ordinary Company shares or other equity related securities (other than share warrants that may be issued pursuant to the resolution of Agenda Item 12), with preemptive rights in favor of existing shareholders, in France or abroad, in euros, in other currencies or monetary unit, for payment or free of charge.

The aggregate nominal amount of all shares or other equity related securities which can be issued under such delegation (together with all other issuances made under the resolutions of Agenda Items 9 through 13) may not exceed 50% of the Company’s capital (the ”Overall Cap”).

The maximum nominal amount of the debt that may be issued in respect of equity related securities may not exceed 2,000,000,000 euros (or the counter-value of this amount, if the issuance is made in another currency).

The Board may not use this delegation during a public offering period if a tender offer is launched on the Company.

This delegation shall be granted for a period of 26 months from the date of this General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 9

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other equity related securities, without preferential subscription rights, by way of a public offering, up to 50% of the share capital – voting item

This delegation would authorise the Board to issue new shares or other equity related securities through a public offering, allowing the Company to raise capital in the financial markets.

The Board therefore proposes to the General Meeting to delegate to the Board the authority to decide upon the issuance of ordinary Company shares or other equity related securities, without shareholders preemptive rights, by means of a public offering, in France or abroad, in euros, in other currencies or monetary unit, for payment or free of charge.

The aggregate nominal amount of all shares or other equity related securities which can be issued under such delegation may not exceed the Overall Cap and will be charged against it.

The maximum nominal amount of the debt that may be issued in respect of equity related securities may not exceed 2,000,000,000 euros (or the counter-value of this amount, if the issuance is made in another currency).

The issuance price of the shares shall be equal to or greater than the closing price of the Company’s shares on the day of pricing of the issue, of the Company’s shares on the New York Stock Exchange (NYSE), minus a maximum discount, if any, of 10%.

The Board may not use this delegation during a public offering period if a tender offer is launched on the Company.

This delegation shall be granted for a period of 26 months from the date of this General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 10

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other equity related securities, without preferential subscription rights, by way of an offering made to a restricted number of investors or to qualified investors, up to 10% of the share capital – voting item

This delegation would authorise the Board to issue new shares or other equity related securities to certain investors through a private placement, giving the Company the flexibility to raise capital quickly from institutional or other investors through an un-documented offering.

The Board therefore proposes to the General Meeting to delegate to the Board the authority to decide the issuance of ordinary Company shares or other equity related securities, without shareholders’ pre-emptive rights, by means of an offering made to a restricted number of investors or to qualified investors, in France or abroad, in euros, in other currencies or monetary unit, for payment or free of charge.

The aggregate nominal amount of all shares or other equity related securities which can be issued under such delegation may not exceed 10% of the Company’s capital and will be charged against the Overall Cap.

The maximum nominal amount of the debt that may be issued in respect of equity related securities may not exceed 2,000,000,000 euros (or the counter-value of this amount, if the issuance is made in another currency).

The issuance price of the shares shall be equal to or greater than the closing price on the day of pricing of the issue, of the Company’s shares on the New York Stock Exchange (NYSE) minus a maximum discount, if any, of 10%.

The Board may not use this delegation during a public offering period if a tender offer is launched on the Company.

This delegation shall be granted for a period of 26 months from the date of this General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast.

AGENDA ITEM 11

Delegation of competence to the Board to increase the number of shares issued in case of a capital increase with or without preferential subscription right, by up to 15% – voting item

This delegation is aimed at giving the Board the flexibility to increase the size of an offering (such as a rights offering, a public offering or a private placement), e.g. if demand justifies it or to grant an over-allotment option.

The Board proposes to the General meeting to delegate to the Board the authority to decide to increase the number of shares or other securities to be issued for each of the issuances made pursuant to the resolutions of Agenda Items 8, 9 or 10, within thirty (30) days from the close of its subscription, at the same price as the one applied for the initial issuance and within the limit of 15% of the initial issuance.

The aggregate nominal amount of all shares or equity securities which can be issued under such delegation will be charged against the corresponding caps of the resolutions of Agenda Items 8, 9 and 10 and will also be charged against the Overall Cap.

The Board may not use this delegation during a public offering period if a tender offer is launched on the Company.

This delegation shall be granted for a period of 26 months from the date of this General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast.

AGENDA ITEM 12

Delegation of competence to the Board to issue and freely grant to shareholders warrants to subscribe to new shares of the Company in the event of a public tender offer on the Company, up to 50% of the share capital - voting item

This delegation is similar to a rights plan in the U.S., and allows the Board to issue free warrants to subscribe to new shares to existing shareholders in case an unsolicited public tender offer is launched on the Company. It aims to give the Board the possibility to negotiate with the bidder to induce the bidder to raise the offer price and/or improve the terms of the offer.

The Board therefore proposes to the General Meeting to delegate to the Board the authority to decide the issuance, in the event of a public bid on the Company’s shares, of warrants each enabling the subscription of one or more ordinary Company shares, and to freely allot said warrants to all of the Company’s shareholders having that capacity before the expiration of the public offering period.

The aggregate nominal amount of all shares or equity securities which can be issued under such delegation may not exceed the Overall Cap and will be charged against it.

This delegation shall be granted for a period of 18 months from the date of this General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 13

Delegation of competence to the Board to increase the Company’s share capital by way of issuance of new shares of the Company in favor of participants to an employee savings plan without preferential subscription rights, up to 1% of the share capital – voting item

French law requires that upon any approval of a capital increase, the Company must also submit for approval from the General Meeting a proposal to issue shares to employees under a general employee savings plan whether it intends to make such an issue or not. The Company has no current plans or intention to make such an issue. However, in accordance with French law the Company submits this proposal for approval.

The Board therefore puts to a vote, in accordance with French law, a delegation to the Board of the authority to decide the issuance, without shareholders’ preemptive rights, of shares reserved for such employees and company officers.

The aggregate nominal amount of all shares or equity securities which can be issued under such delegation may not exceed 1% of the Company’s share capital and will be charged against the Overall Cap.

The issuance price of the shares that may be issued by virtue of this delegation shall be set in accordance with French law and may include a 30% discount.

This delegation, if approved, shall be granted for a period of 26 months from the date of this General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 14

Powers granted to the Company’s CEO or his representative(s) to carry out legal formalities, such as regulatory filings with respect to the above resolutions (i.e. filings and publications) - voting item

The Board proposes to confer all powers on the Chief Executive Officer or his representative(s) to perform all steps, all filings and publications as required under applicable laws (both in France and the Netherlands), and in general carry out all that is necessary, to proceed with the Transfer of Corporate Seat or any of the resolutions adopted at the General Meeting.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 15

Questions and Answers

The Chairman will provide the attendees the opportunity to ask questions.

AGENDA ITEM 16 –

Closing Remarks (by the Chairman of the EGM).

APPENDIX A

(item 4 (i): confirmation of Mr. Jean-Marc Germain)

Information Mr. Jean-Marc Germain

Mr. Jean-Marc Germain is not independent within the meaning of the Dutch Corporate Governance Code or under the NYSE Rules

Mr. Germain has served as an Executive Director since June 2016 and as our Chief Executive Officer since July 2016

Date of birth: January 2, 1966

Other current directorships at publicly listed companies: N/A

Former and other current positions: Prior to joining Constellium, Mr. Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital.

Mr. Germain is a graduate of Ecole Polytechnique in Paris, France.

Shareholding in Constellium SE: 355,0002

Nationality: dual French and American citizen

Remuneration: we refer to the relevant pages of the 2019 Annual Accounts of the Company

Reason: The Board recommends the re-appointment of Mr. Germain as he remains uniquely qualified to help the Company continue to execute its growth strategy and accelerate its profitable global development.

[2]

Consists of 355,000 Class A ordinary shares held directly by Mr. Germain. Excludes the remaining portions of previous grants: 216,943 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 110,667 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 197,531 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 100,765 Class A ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 291,219 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 148,557 Class A ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service.

APPENDIX B

(item 4 (ii): confirmation of Mr. Michiel Brandjes)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Michiel Brandjes

Mr. Michiel Brandjes is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Brandjes has served as a Non-Executive Board Member since June 2014

Date of birth: December 14, 1954

Other current directorships at publicly listed companies: N/A

Former and other current positions: Mr. Brandjes served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago.

Mr. Brandjes serves in a number of advisory and non-executive director positions of non-listed companies. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics.

Mr. Brandjes graduated from law school at the University of Rotterdam and at Berkeley, California.

Shareholding in Constellium SE: 34,7483

Nationality: Dutch

Remuneration: Mr. Brandjes will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Brandjes in view of his extensive corporate, corporate governance, finance and legal experience, in the Netherlands and worldwide. His knowledge and expertise are a great value to Constellium SE.

[3]

Consists of 34,748 Class A ordinary shares held directly by Mr. Brandjes. Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX C

(item 4 (iii): confirmation of Ms. Martha Brooks)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Ms. Martha Brooks

Ms. Martha Brooks is independent within the meaning of the Dutch Corporate Governance Code and independent under the NYSE Rules

Ms. Brooks has served as a Non-Executive Board Member since June 2016

Date of birth: June 5, 1959

Other current directorships at publicly listed companies: Ms. Brooks is currently a member of the Board of Directors of Bombardier Inc., and of Jabil Circuit Inc.

Former and other current positions: Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. Ms. Brooks has previously served as a director of Harley Davidson and International Paper.

Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.

Shareholding in Constellium SE: 28,6424

Nationality: American

Remuneration: Ms. Martha Brooks will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the appointment of Ms. Brooks in view of her extensive knowledge of the aluminium industry and transportation sector. The Board believes that her knowledge and expertise will be a great value to Constellium SE.

[4]

Consists of 28,642 Class A ordinary shares held directly by Ms. Brooks. Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX D

(item 4 (iv): confirmation of Mr. Richard B. Evans)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Richard B. Evans

Mr. Richard B. Evans is not independent within the meaning of the Dutch Corporate Governance Code as he has been the Executive Board Member of the Company in the five years prior to his appointment in 2012 but is independent under the NYSE Rules

Mr. Evans has served as a Board Member since January 2011 and as our Chairman since December 2012

Date of birth: September 24, 1947

Other current directorships at publicly listed companies: Mr. Evans is currently an independent director of CGI, an IT consulting and outsourcing company.

Former and other current positions: In 2016, Mr. Evans resigned as a non-executive director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Shareholding in Constellium SE: 236,219 5

Nationality: American

Remuneration: Mr. Evans will be compensated pursuant to the Company’s remuneration policy

Reason: The board recommends the re-appointment of Mr. Evans in view of this extensive corporate, corporate governance, finance experience worldwide. His knowledge and expertise are a great value to Constellium SE.

[5]

Consists of 236,219 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust. Excludes the remaining portions of previous grants: 3,133 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,074 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,899 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 3,133 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,898 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX E

(item4 (v): confirmation of Ms. Stéphanie Frachet)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Stéphanie Frachet

Ms. Frachet is not independent within the meaning of the Dutch Corporate Governance Code but is independent under the NYSE Rules

Ms. Frachet has served as a Non-Executive Board Member since May 2018

Date of birth: May 17,1977

Other current directorships at publicly listed companies: Ms. Frachet is currently as permanent representative of Bpifrance, a Director of Eutelsat Communications.

Former and other current positions: Ms Frachet served for Bpifrance as a member of the Board of Carso (from 2013 to 2016), Cylande (from 2010 to 2017) and Sarenza (from 2014 to 2018), and as an Independent Director of Eurosic (from 2015 to 2017). From 2002 to 2009, Ms Frachet held various positions in auditing and financial consulting on mergers & acquisitions and LBOs at Ernst &Young, Pricewaterhouse Coopers and Société Générale CIB in Paris.

Ms. Frachet is a Managing Director and member of the Mid & Large Cap Executive committee at Bpifrance Investissement that she joined in 2009. Ms Frachet is also a permanent representative of Bpifrance, an observer on the Board of Paprec and Horizon Parent Holdings Sarl.

Ms Frachet graduated from ESSEC Business School in Paris in 2002.

Shareholding in Constellium SE: 0

Nationality: French

Remuneration: None

Reason: The Board recommends the re-appointment of Ms. Frachet. Her knowledge and significant experience in auditing and finance are a great value to Constellium SE. Pursuant to the shareholders agreement between the Company and Bpifrance, Ms. Frachet was selected to serve as a director of Constellium SE by Bpifrance.

APPENDIX F

(item 4 (vi): confirmation of Mr. Philippe C.A. Guillemot)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Philippe C.A. Guillemot

Mr. Phillippe Guillemot is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Guillemot has served as a Non-Executive Board Member since May 2013

Date of birth: May 6, 1959

Other current directorships at publicly listed companies: Mr. Guillemot serves since December 2017 as CEO of Elior Group, a concession and contract catering leader. Since July 2017, Mr. Guillemot serves as a Director of the Sonoco Board and as a member of its Audit Committee.

Former and other current positions: Mr. Guillemot has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot also served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991.

Shareholding in Constellium SE: 23,9576

Nationality: French

Remuneration: Mr. Guillemot will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Guillemot because he has nearly thirty years of experience in quality control and management, particularly with automotive components manufacturers and power distribution product manufacturers. His knowledge and expertise are a great value to Constellium SE.

[6]

Consists of 23,957 Class A ordinary shares held directly by Mr. Guillemot. Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX G

(agenda item 4 (vii): confirmation of Mr. Peter Hartman)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Peter Hartman

Mr. Peter Hartman is independent under the NYSE Rules and under the meaning of the Dutch Corporate Governance Code

Mr. Hartman has served as a Non-Executive Board Member since June 2014

Date of birth: April 3, 1949

Other current directorships at publicly listed companies: Mr Hartman has been a member of the Supervisory Board of Royal KPN N.V. since April 2015 and is currently chair of the Remuneration Committee and a member of the Nominating & Corporate Governance Committee.

Former and other current positions: Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014, and Royal Ten Cate N.V. from July 2013 to February 2016. He served as Vice Chairman of AirFrance KLM from July 2013 until May 2017. Mr. Hartman served as member of the supervisory board of Air France KLM S.A. from 2010, and as member of the audit committee from July 2016, until May 2017.

Mr. Hartman serves as Chairman of the Supervisory Boards of Fokker Technologies Group B.V and of Texel Airport N.V. and is a member of the Advisory Board of Aviation Glass & Technology.

Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

Shareholding in Constellium SE: 24,570 7

Nationality: Dutch

Remuneration: Mr. Hartman will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Hartman in view of this extensive experience in the aviation industry. His knowledge and expertise are a great value to Constellium SE.

[7]

Consists of 24,570 Class A ordinary shares held directly by Mr. Hartman Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX H

(agenda item 4 (viii): confirmation of Mr. Guy Maugis)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Maugis

Mr. Guy Maugis is independent under the NYSE Rules and is independent within the meaning of the Dutch Corporate Governance Code

Mr. Maugis has served as a non-executive Board Member since 2011

Date of birth: September 1, 1953

Other current directorships at publicly listed companies: N/A

Former and other current positions: Mr. Maugis served as advisor of the board of Robert Bosch GmbH from 2016 to 2018, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is also President of the French-German Chamber of Commerce and Industry. Mr. Maugis worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Mr. Maugis is a graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées.”

Shareholding in Constellium SE: 22,7998

Nationality: French

Remuneration: Mr. Maugis will be compensated pursuant to the Company’s remuneration policy

Reason: The board recommends the re-appointment of Mr. Maugis in view of this extensive experience in the automotive industry. His knowledge and expertise are a great value to Constellium SE.

[8]

Consists of 22,799 Class A ordinary shares held directly by Mr. Maugis. Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX I

(item 4 (ix): confirmation of Mr. John Ormerod)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. John Ormerod

Mr. John Ormerod is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Ormerod has served as a Non-Executive Board Member since June 2014

Date of birth: February 9, 1949

Other current directorships at publicly listed companies: N/A

Former and other current positions: Mr. Ormerod is a chartered accountant and worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Until May 2018, Mr. Ormerod served in the following director positions: since 2006, as non-executive director of the audit committee of Gemalto N.V. where he also served as its Chairman until September 2017, and as member of the compensation committee; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc from 2006 to 2012, and as Chairman of the audit committee from 2005 to 2012.Mr. Ormerod is a graduate of Oxford University.

Shareholding in Constellium SE: 26,4359

Nationality: British

Remuneration: Mr. Ormerod will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Ormerod in view of his extensive accounting expertise and experience serving as a director of listed and private companies. His knowledge and experience are a great value to Constellium SE.

[9]

Consists of 26,435 Class A ordinary shares held by Mr. Ormerod. Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX J

(item 4 (x): confirmation of Mr. Werner Paschke)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Werner Paschke

Mr. Werner Paschke is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Paschke has served as a non-Executive Board Member since May 2013

Date of birth: April 8, 1950

Other current directorships at publicly listed companies: N/A

Former and other current positions: From 2008 until April 2017, he served as an independent director of Braas Monier Building Group, Luxembourg, where he chaired the audit committee. In previous years, he served on the Supervisory Boards of Conergy Aktiengesellschaft, Hamburg, Coperion GmbH, Stuttgart and several smaller companies. From 2003 and 2006, he was Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he actively enhanced the value of seven former Siemens and Mannesmann units. From 1992 to 2003, he worked for Continental Aktiengesellschaft in Hannover/Germany, and since 1993 as Generalbevollmächtigter responsible for corporate controlling plus later, accounting. From 1989 to 1992, he served as Chief Financial Officer for General Tire Inc., in Akron/Ohio, USA. From 1973 to 1987, he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke is an Advisory Board Member for Weber Automotive GmbH.

Mr. Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia, where he graduated as Diplomkaufmann in 1973. He is a 1993 graduate of the International Senior Management Program at Harvard Business School.

Shareholding in Constellium SE: 102,382 10

Nationality: German

Remuneration: Mr. Paschke will be compensated pursuant to the Company’s remuneration policy

Reason: The board recommends the re-appointment of Mr. Paschke in view of his extensive finance, corporate and corporate governance experience worldwide. His knowledge and expertise are a great value to Constellium SE.

[10]

Consists of 102,382 Class A ordinary shares held directly by Mr. Paschke. Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX K

(item 4 (xi): confirmation of Ms. Lori Walker)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Ms. Lori Walker

Ms. Lori Walker is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Ms. Walker has served as a Non-Executive Board Member since June 2014

Date of birth: July 17, 1957

Other current directorships at publicly listed companies: N/A

Former and other current positions: Ms. Walker served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker currently serves as the audit committee chair of Southwire and Compass Minerals. Ms. Walker is also a member of the compensation committee of Compass Minerals.

Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.

Shareholding in Constellium SE: 24,27411

Nationality: American

Remuneration: Ms. Walker will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Ms. Walker in view of her extensive knowledge of enterprise risk management and financial experience with US companies. Her knowledge and expertise are a great value to Constellium SE.

[11]

Consists of 24,274 Class A ordinary shares held directly by Ms. Walker. Excludes the remaining portions of previous grants: 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

ANNEX 1

DRAFT RESOLUTIONS FOR THE GENERAL MEETING OF NOVEMBER 25, 2019 OF CONSTELLIUM SE (THE “EGM”)

Agenda Item 1

Opening remarks

Agenda Item 2

Transfer of the Company’s corporate seat from Amsterdam, the Netherlands to Paris, France

The General Meeting, after having considered the Explanatory Notes of the Board:

Resolves to proceed with the transfer of the corporate seat of Constellium SE from Amsterdam, the Netherlands, to Paris.

Agenda Item 3

Approval of the proposed Company’s Articles of Association subject to effectiveness of the transfer of the Company’s corporate seat from Amsterdam, the Netherlands to Paris, France

The General Meeting, after having considered the Explanatory Notes of the Board:

Resolves to amend the articles of association of the Company subject to effectiveness of the Transfer of Corporate Seat from Amsterdam, the Netherlands, to Paris, France, in accordance with the draft articles of association which are posted on the Company’s website (www.constellium.com) and is available for inspection at the offices of the Company together with all other EGM materials.

This Agenda Item 3 to amend the articles of association also includes the authorization of each member of the Board of the Company as well as any and all civil-law notaries, prospective civil-law notaries and paralegals practicing with Stibbe in Amsterdam to execute the notarial deed of amendment to the articles of association and to undertake all other activities the authorized person deems necessary or useful in connection with the amendment to the articles of association.

Agenda Item 4

Confirmation of the Board composition and of the respective terms of office of its members, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, subject to the registration of the Company in the registre du commerce et des sociétés of Paris:

1.

Recalls that, in accordance with Article 12 of the Company’s articles of association as approved by the Agenda Item 3 of this meeting and as in force on the day of registration of the Company in the registre du commerce et des sociétés of Paris, the directors in office immediately before such registration shall remain in office thereafter, for a duration equal to their remaining term of office before such registration,

2.	Confirms as necessary the appointment of Mr. Jean-Marc Germain whose term of office was renewed by the AGM of June 15, 2017 for a period of three years,

3.	Confirms as necessary the appointment of the directors below whose terms of office were renewed at the AGM of June 27, 2019 for the following periods, respectively:

•	Mr. Michiel Brandjes – two years

•	Mrs. Martha Brooks – three years

•	Mr. Richard Evans – three years

•	Mrs. Stéphanie Frachet – three years

•	Mr. Philippe Guillemot – one year

•	Mr. Peter Hartman – one year

•	Mr. Guy Maugis – one year

•	Mr. John Ormerod – two years

•	Mr. Werner Paschke – two years, and

•	Mrs. Lori Walker – three years,

4.

Recalls that, in accordance with Article 12 of the Company’s articles of association, as in force on the day of the registration of the Company in the registre du commerce et des sociétés of Paris, the term of office of a director expires at the end of the EGM having ruled on the accounts of the past fiscal year and held in the year in which the term of office of said director expires.

Agenda Item 5

Confirmation of the annual fixed fees granted to the Board members

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Article L. 225-45 of the French Commercial Code, subject to the registration of the Company in the registre du commerce et des sociétés of Paris, confirms the amount equal to the sum of 765,000 euros and USD 675,000 corresponding to the annual fixed fees granted to the members of the Board at for the current and following financial years until a new resolution is taken by the general meeting of the shareholders.

Agenda Item 6

Appointment of PricewaterhouseCoopers Audit and RSM Paris as “Commissaires aux comptes titulaires” of the Company respectively, for a term of 6 fiscal years with effect from the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board,

After noting the termination of the mandate of PricewaterhouseCoopers Accountants N.V. subject to and with effect from the date of registration of the Company in the registre du commerce et des sociétés of Paris,

Decides to appoint, with effect from the date of registration of the Company in the registre du commerce et des sociétés of Paris, PricewaterhouseCoopers Audit, whose registered office is located at 63, rue de Villiers, 92 200 Neuilly sur Seine and RSM Paris, whose registered office is located 26, rue Cambacérès, 75008 Paris as “Commissaires aux comptes titulaires” of the Company respectively, for a term of 6 fiscal years, which will expire at the close of the EGM called to approve the annual accounts for the fiscal year ended December 31, 2024.

Agenda Item 7

Confirmation of the prior authorisations of the Board to freely allocate shares, to be issued or existing, under the Company’s 2013 Equity Incentive Plan as previously approved, for a 26-month-period, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code, subject to the registration of the Company in the registre du commerce et des sociétés of Paris:

1.	Recalls that prior General Meetings have authorized 14,292,291 shares to be eligible for issue or delivery under the Company’s 2013 Equity Incentive Plan,

2.	Confirms, to the extent necessary, the authorisations granted to the Board of Directors to issue or deliver such 14,292,291 shares under the Company’s 2013 Equity Incentive Plan,

3.

Authorises the Board of Directors to carry out, in one or more increments, benefiting the Company’s salaried employees and corporate officers of the Company and of the French or foreign companies associated with it, within the meaning of Article L. 225- 197-2 of the French Commercial Code, or certain categories of them, free allocations of shares existing and/or yet to be issued by the Company, up to the maximum amount of available shares under these prior authorisations within the legal limit of the 10% of the Company’s share capital,

4.

Acknowledges that this authorisation waives by operation of the law, in favour of the recipients of allocated free shares, the shareholders’ preferential subscription right and their right to the portion of reserves, profits, or premiums, which, as applicable, will be used for any issuances of new shares,

5.

Resolves that the number of shares thus freely allocated (to be issued or existing), does not account for the number of additional shares that might be allocated on account of an adjustment to the number of shares initially allocated following a transaction on the Company’s capital,

6.

Resolves that the Board of Directors shall determine the identity of the recipients of the allocations, and the number of free shares allocated to each as well as the conditions to be met for the shares to be definitively vested,

7.

Resolves (i) that the allocation of said shares to their recipients shall be definitively vested, provided that the other conditions set upon allocation, for some or all of the allocated shares, are met, at the end of a minimum vesting period of three years and (ii) that the Board of Directors may set a holding period for the permanently allocated shares and set its duration, as appropriate, with the understanding that the shares may be vested before the end of this three-year vesting period, within the limit of the minimum duration set by the French Commercial Code, in the event of the death, disability, change in control of the entity employing the recipients, retirement of the beneficiary, or any other situation that the Board of Directors shall determine,

8.

Resolves that the allocation of said shares to their recipients shall be definitively vested prior to the expiration of the aforementioned vesting periods in the event of the disability of the recipient corresponding to classification in the second or third category as provided by Article L. 341-4 of the French Social Security Code, and that said shares shall be freely transferable in the event of the disability of the recipient corresponding to classification in the aforementioned categories of the French Social Security Code,

9.

Authorises the Board of Directors to make adjustments, as appropriate, during the vesting period, to the number of shares, related to any transactions on the Company’s capital within the meaning of L. 225-181 of the French Commercial Code, in such a way as to preserve the recipients’ rights,

10.

Delegates all powers to the Board of Directors, with the option of subdelegation within the legal limits, to implement this authorisation, bearing in mind that the Board of Directors may stipulate vesting and holding periods exceeding the minimum durations set forth hereinabove,

11.	Resolves that this authorisation shall be granted for a period of twenty-six (26) months as from this meeting.

Agenda Item 8

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other securities, with preferential subscription right, up to [●] euros (representing 50% of the share capital), for a 26 month-period, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Articles L. 225-129 et seq. of the French Commercial Code, particularly its Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, L. 228-91, and L. 228-92, subject to the registration of the Company in the registre du commerce et des sociétés of Paris:

1.

Delegates to the Board of Directors its competence to decide the issuance, in one or more increments, in the proportions and at the times it deems appropriate, in France or abroad, in euros, in foreign currencies, or in any monetary unit established by reference to several currencies, for payment or free of charge, (i) of ordinary Company shares and (ii) of securities giving access by all means, immediately and/or at maturity, to equity securities to be issued by the Company, said shares conferring the same rights as the existing shares subject to their entitlement date,

2.	Resolves that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or may permit their issuance as interim securities,

3.	Resolves that any issuance of preferred shares or securities giving access to preferred shares shall be expressly prohibited,

4.

Resolves that, if a third party files a public bid on the Company’s shares, the Board of Directors shall not, during the offering period, decide to implement this delegation without prior authorisation from the General Meeting,

5.

Resolves that the shareholders shall have, in proportion to the amount of their shares, an irrevocable preferential subscription right to ordinary shares or securities that are issued, if any, by virtue of this delegation,

6.

Confers on the Board of Directors the option of granting shareholders a subscription right, subject to reduction, to a number of shares or securities greater than they could subscribe for pursuant to their irrevocable entitlement, in proportion with the rights they have and, whatever the case, within the limit of their request,

7.

Acknowledges, to the extent necessary, that, by operation of the law, this delegation waives, in favour of the holder of securities giving access to the capital which may be issued pursuant to this delegation, the shareholders’ preferential subscription right to the ordinary shares to which these securities will entitle such holders,

8.

Resolves that the overall maximum nominal amount of the capital increases that may be carried out by virtue of this delegation and, as applicable, by virtue of the Agenda Item 9, Agenda Item 10, Agenda Item 11, Agenda Item 12 and Agenda Item 13 of this meeting may not exceed [●] euros, with the understanding that this amount does not account for the adjustments that may be made pursuant to applicable laws and regulations, and, as applicable, the contractual stipulations providing for other cases of adjustment to preserve the rights of holders of securities or other rights giving access to the capital (hereinafter the “Overall Cap”),

9.

Resolves that the maximum nominal amount of debt securities, that may be issued, immediately and/or at maturity, by virtue of this delegation, may not exceed 2,000,000,000 euros (or the counter-value of this amount, if the issuance is made in another currency), with the understanding that:

•	any redemption premium above par shall be added to this amount;

•	this amount shall not be applicable to any debt securities whose issuance is approved or authorised by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code,

10.

Resolves that, if the subscriptions made irrevocably and, as applicable, subject to reduction, have not absorbed the entirety of such issuance, the Board of Directors may use, under the conditions set forth by law and in the order that it determines, either of the options provided in Article L. 225-134 of the French Commercial Code, namely:

•	to limit the issuance to the amount of subscriptions, on the condition that these amount to three-quarters or more of the initially approved issuance;

•	freely allocate some or all of the unsubscribed shares among the persons of its choosing; and

•	offer the public some or all of the unsubscribed shares on the French or international market,

11.	Resolves that issuances of ordinary Company share warrants may be carried out by subscription offering, but also by a free allotment to the owners of the existing shares,

12.

Resolves that in the event of a free allotment of share warrants, the Board of Directors shall have the option of deciding that fractional share allotment rights will not be tradable and that the corresponding shares will be sold,

13.

Resolves that the sum owed or to be owed to the Company for each of the shares issued under this delegation shall be equal to or greater than the nominal value of the share on the issuance date of said securities,

14.

Resolves that the Board of Directors shall have all powers, with the option of subdelegation under the conditions provided by law, to implement this delegation, under the conditions set forth by law and the Company’s Articles of Association,

15.	Decides that this delegation cancels, to the extent necessary, all prior delegations having the same purpose,

16.	Resolves that this delegation shall be granted for a period of twenty-six (26) months as from this meeting.

Agenda Item 9

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription right, by way of a public offering, up to [●]euros (representing 50% of the share capital), for a 26 month-period, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Articles L. 225-129 et seq. of the French Commercial Code, particularly its Articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, and L. 228-92, subject to the registration of the Company in the registre du commerce et des sociétés of Paris,

1.

Delegates to the Board of Directors its competence to approve the issuance, by means of a public offering (other than an offering pursuant to the Agenda Item 10 of this meeting) in one or more increments, in the proportions and at the times it sees fit, in France or abroad, in euros, in foreign currencies, or in any monetary unit established by reference to several currencies, (i) of ordinary Company shares and (ii) of securities giving access by all means, immediately and/or at maturity, to the Company’s equity securities to be issued, said shares conferring the same rights as the existing shares subject to their entitlement date,

2.	Resolves that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or may permit their issuance as interim securities,

3.	Resolves that any issuance of preferred shares or securities giving access to preferred shares is expressly prohibited,

4.

Resolves that, if a third party files a public bid on the Company’s shares, the Board of Directors may not, during the offering period, decide to implement this delegation without prior authorisation from the General Meeting,

5.	Resolves to suppress the shareholders’ preferential subscription right to any ordinary shares or securities issued by virtue of this delegation,

6.

Acknowledges, to the extent necessary, that, by operation of the law, this delegation waives, in favour of the holder of securities giving access to the capital which may be issued pursuant to this delegation, the shareholders’ preferential subscription right to the ordinary shares to which these securities will entitle such holders,

7.

Resolves that the maximum amount of capital increases that may be carried out, immediately and/or at maturity, by virtue of this delegation may not exceed [●]euros, with the understanding that (i) this amount does not account for the adjustments that may be made pursuant to applicable laws and regulations, and, as applicable, the contractual stipulations providing for other cases of adjustment to preserve the rights of holders of securities or other rights giving access to the capital and that (ii) this amount shall be charged against the Overall Cap,

8.

Resolves that the maximum nominal amount of debt securities that may be issued immediately and/or at maturity, by virtue of this delegation, may not exceed 2,000,000,000 euros (or the counter-value of this amount, if the issuance is made in another currency), with the understanding that:

•	any redemption premium above par shall be added to this amount;

•

this amount shall not be applicable to debt securities of which the issuance would be approved or authorised by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code.

9.	Resolves that:

•

the issuance price of the shares that may be issued by virtue of this delegation shall be set by the Board of Directors and shall be equal to or greater than the closing price of a Company’s share on the New York Stock Exchange (NYSE) in the United States of America on the day of pricing of the issue, minus a maximum discount, if any, of 10%, after correction, if any, of this amount to account for the difference in entitlement date;

•

the issuance price of securities giving access to the capital, as applicable, issued by virtue of this resolution shall be such that the sum immediately collected by the Company, plus the sum that may be collected by it upon the exercise or conversion of said securities, shall be, for each ordinary share issued as a result of the issuance of these securities, equal to or greater than the aforementioned minimum amount,

10.

Resolves that the Board of Directors shall have all powers, with the option of subdelegation under the conditions provided by law, to implement this delegation, under the conditions set forth by law and the Company’s Articles of Association,

11.	Decides that this delegation cancels, to the extent necessary, all prior delegations having the same purpose,

12.	Resolves that this delegation shall be granted for a period of twenty-six (26) months as from this meeting.

Agenda Item 10

Delegation of competence to the Board to increase the Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription right, by way of an offering made to a restricted number of investors or to qualified investors, up to [●] euros (representing 10% of the share capital), for a 26 month-period, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Articles L. 225-129 et seq. of the French Commercial Code, particularly its Articles L. 225-129-2, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, and L. 228-92, subject to the registration of the Company in the registre du commerce et des sociétés of Paris,

1.

Delegates to the Board of Directors its competence to approve the issuance, in the context of an offering made to a restricted number of investors or to qualified investors within the meaning of Article L. 411-2 of the French Monetary and Financial Code, in one or more increments, in the proportions and at the times it sees fit, in France or abroad, in euros, in foreign currencies, or in any monetary unit established by reference to several currencies, (i) of ordinary Company shares and (ii) of securities giving access by all means, immediately and/or at maturity, to the Company’s equity securities to be issued, said shares conferring the same rights as the old shares subject to their entitlement date,

2.	Resolves that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or may permit their issuance as interim securities,

3.	Resolves that any issuance of preferred shares or securities giving access to preferred shares shall be expressly prohibited,

4.

Resolves that, if a third party files a public bid on the Company’s shares, the Board of Directors may not, during the offering period, decide to implement this delegation without prior authorisation from the General Meeting,

5.	Resolves to suppress the shareholders’ preferential subscription right to any ordinary shares or securities issued by virtue of this delegation,

6.

Acknowledges, to the extent necessary, that, by operation of the law, this delegation waives, in favour of the holder of securities giving access to the capital which may be issued pursuant to this delegation, the shareholders’ preferential subscription right to the ordinary shares to which these securities will entitle such holders,

7.

Resolves that the nominal amount of the capital increases that may be carried out, immediately and/or at maturity, by virtue of this delegation, may not exceed [●] euros, nor, under any circumstances, exceed the limits set forth by the regulations applicable at the issuance date (as a guideline, at the date of this General Meeting, the issuance of equity securities carried out by an offering made to a restricted number of investors or to qualified investors within the meaning of Article L. 411-2 of the French Monetary and Financial Code is limited to 20% of the Company’s capital per year, said capital being appraised at the date of the decision of the Board of Directors to use this delegation), with the understanding that (i) this amount does not account for the adjustments that may be made pursuant to applicable laws and regulations, and, as applicable, the contractual stipulations providing for other cases of adjustment to preserve the rights of the holders of securities or other rights giving access to the capital, and (ii) this amount shall be charged against the Overall Cap and the cap of [●] euros referred to in the Agenda Item 9 of this meeting,

8.

Resolves that the total nominal amount of debt securities that may be issued, immediately and/or at maturity, by virtue of this delegation, shall not exceed 2,000,000,000 euros (or the counter-value of this amount, if the issuance is made in another currency), with the understanding that:

•	any issuance premium above par shall be added to this amount;

•	this amount shall not be applicable to any debt securities whose issuance is approved or authorised by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code,

9.	Resolves that:

•

the issuance price of the shares that may be issued by virtue of this delegation shall be set by the Board of Directors and shall be equal to or greater than the closing price of a Company’s share on the New York Stock Exchange (NYSE) in the United States of America on the day of pricing of the issue, minus a maximum discount, if any, of 10%, after correction, if any, of this amount to account for the difference in entitlement date,

•

the issuance price of securities giving access to the capital, as applicable, issued by virtue of this resolution shall be such that the sum immediately collected by the Company, plus the sum that may be collected by it upon the exercise or conversion of said securities, shall be, for each ordinary share issued as a result of the issuance of these securities, equal to or greater than the aforementioned minimum amount,

10.

Resolves that the Board of Directors shall have all powers, with the option of subdelegation under the conditions provided by law, to implement this delegation, under the conditions set forth by law and the Company’s Articles of Association,

11.	Decides that this delegation cancels, to the extent necessary, all prior delegations having the same purpose,

12.	Resolves that this delegation shall be granted for a period of twenty-six (26) months as from this meeting.

Agenda Item 11

Delegation of competence to the Board to increase the number of shares issued in case of a capital increase with or without preferential subscription right in accordance with Article L. 225-135-1 of the French Commercial Code, by up to 15%, for a 26 month-period, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Articles L. 225-129 et seq. of the French Commercial Code, particularly its Articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-135-1, L. 228-91, and L. 228-92, subject to the registration of the Company in the registre du commerce et des sociétés of Paris:

1.

Delegates to the Board of Directors its competence to increase the number of shares or securities to be issued for each of the issuances made pursuant to the Agenda Item 8, Agenda Item 9 and Agenda Item 10 of this meeting, within thirty (30) days from the close of its subscription, at the same price as the one applied for the initial issuance and within the limit of 15% of the initial issuance, said shares conferring the same rights as the existing shares subject to their entitlement date,

2.

Resolves that if a third party files a public bid on the Company’s shares, the Board of Directors may not, during the offering period, decide to implement this delegation without prior authorisation from the General Meeting,

3.

Resolves that the maximum nominal amount of the capital increases that may be carried out by virtue of this delegation shall be charged against the corresponding caps of the Agenda Item 8, Agenda Item 9 and Agenda Item 10 of this meeting and against the Overall Cap,

4.

Resolves that this delegation may be used in all cases provided by law, including in cases of oversubscription in the context of capital increases with or without preferential subscription rights by virtue of the Agenda Item 8, Agenda Item 9 and Agenda Item 10 of this meeting,

5.	Resolves that this delegation shall be granted for a period of twenty-six (26) months as from this meeting.

Agenda Item 12

Delegation of competence to the Board to issue and freely grant to shareholders warrants to subscribe to new shares of the Company in the event of a public tender offer on the Company, up to [●] euros (representing 50% of the share capital), for a 18 month-period, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Articles L. 225-129 et seq. of the French Commercial Code, particularly its Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, L. 228-91, and L. 228-92, subject to the registration of the Company in the registre du commerce et des sociétés of Paris:

1.

Delegates to the Board of Directors its competence to decide the issuance, in one or more increments, in the event of a public bid on the Company’s shares, of warrants enabling the subscription, in preferential conditions, in euros, in foreign currencies, or in any monetary unit established by reference to several currencies, of one or more ordinary Company shares, and to freely allot said warrants to all of the Company’s shareholders having that capacity before the expiration of the public offering period,

2.	Resolves that any issuance of preferred shares or securities giving access to preferred shares shall be expressly prohibited,

3.

Resolves that the Board of Directors may use this delegation in the event of a public bid (or equivalent procedure) on the Company’s shares filed in all countries (particularly the United States of America) pursuant to applicable laws, and that the conditions for the exercise of these warrants shall be relative to the terms of the bid or any competing bid, with the understanding that, based on the report drawn up by a bank not connected by any interests with the Company, and which shall have been approved by a majority of the Company’s independent directors, the Board of Directors shall report, at the time of the issuance, on the circumstances and reasons for which it deems that the bid is not in the shareholders’ interest and that justify that such warrants be issued, as well as the criteria and methods by which the procedures for setting the exercise price of the warrants are set,

4.

Acknowledges, to the extent necessary, that, by operation of the law, this delegation waives, in favour of the holder of securities giving access to the capital which may be issued pursuant to this delegation, the shareholders’ preferential subscription right to the ordinary shares to which these securities will entitle such holders,

5.	Resolves that the maximum amount of the capital increase that may result from the exercise of these warrants shall not exceed [●] euros, and that this amount shall be charged against the Overall Cap,

6.

Resolves that the maximum number of warrants that may be issued by virtue of this delegation may not exceed a number equal to the number of shares comprising the Company’s capital at the time of issuance of the warrants,

7.

Resolves that these warrants shall automatically expire if the public bid and any competing bid fail, expire, or are withdrawn; it is understood that the warrants that expire shall not be accounted for in calculating the maximum number of warrants, as stated hereinabove, that may be issued for the subsequent use of this delegation,

8.

Resolves that in the event of a free allotment of warrants, the Board of Directors shall have the option of deciding that fractional share allotment rights will not be tradable and that the corresponding shares will be sold,

9.

Resolves that the sum owed or to be owed to the Company for each of the shares issued under this delegation shall be equal to or greater than the nominal value of the share on the issuance date of said securities,

10.	Resolves that the Board of Directors shall have all powers with the option of subdelegation, under the conditions provided by law and by this resolution, to implement this delegation,

11.	Resolves that this delegation shall be granted for a period of eighteen (18) months as from this meeting.

Agenda Item 13

Delegation of competence to the Board to increase the Company’s share capital by way of issuance of new shares of the Company in favor of participants to an employee savings plan without preferential subscription right, up to [●] euros (representing 1% of the share capital), for a 26 month-period, subject to the registration of the Company in the registre du commerce et des sociétés of Paris

The General Meeting, after having considered the Explanatory Notes of the Board, pursuant to Articles L. 225-129 et seq. and L. 225-138-1 of the French Commercial Code, and to Articles L. 3332-1 et seq. of the French Labour Code, subject to the registration of the Company in the registre du commerce et des sociétés of Paris:

1.

Delegates to the Board of Directors its competence to approve the issuance, in one or more increments, in the proportions and at the times it sees fit, of ordinary Company shares reserved for employees, company officers and eligible former employees, enrolled in a corporate savings plan (plan d’épargne entreprise) with the Company, and, as applicable, French or foreign companies associated with it under the conditions of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labour Code (the “Group”),

2.	Resolves that any issuance of preferred shares or securities giving access to preferred shares shall be expressly prohibited,

3.

Resolves that the maximum nominal amount of capital increases that may be carried out, immediately and/or at maturity, by virtue of this delegation may not exceed [●] euros, with the understanding that (i) this amount does not take account of the adjustments that may be made in accordance with applicable laws and regulations, and, as appropriate, the contractual stipulations providing for other cases of adjustment to preserve the rights of holders of securities or other rights giving access to the capital, and that (ii) this amount shall be charged against the Overall Cap,

4.

Resolves that the issuance price of the shares shall be set under the conditions set out in Articles L. 3332-18 to L. 3332-23 of the French Labour Code, and that it may include a 30% discount from the reference value of the share set in application of the aforementioned provisions,

5.	Resolves to suppress in favour of the members of a corporate savings plan the preferential subscription rights of the shareholders to the Company’s ordinary shares issued by virtue of this delegation,

6.

Resolves that pursuant to Article L. 3332-21 of the French Labour Code, the Board of Directors may consider the free allocation, to the recipients stated hereinabove, of free shares yet to be issued or already issued, under the matching contribution that could be paid under the corporate savings plan regulation(s), and/or under the discount, provided that accounting for their monetary countervalue, valued at the subscription price, does not result in exceeding the limits set out in Articles L. 3332-11 and L. 3332-19 of the French Labour Code,

7.

Resolves that the Board of Directors shall have all powers, with the option of subdelegation under the conditions provided by law and under the conditions specified hereinabove, to implement this delegation,

8.	Resolves that this delegation shall be granted for a period of twenty-six (26) months as from this meeting.

Agenda Item 14

Powers to carry out formalities

The General Meeting confers all powers on the Chief Executive Officer or his representative to perform all steps, all filings and publications as required under applicable laws (both in France and the Netherlands), and in general carry out all that is necessary as well as, as the case may be:

•

either note that the condition precedent relating to the registration of the Company in the registre du commerce et des sociétés of Paris has been fulfilled, and in turn take note of the completion of the transfer of the registered office in France, and note the correlative entry into force of the Agenda Items of this general meeting subject to the said condition precedent,

•	either note that the condition precedent mentioned above has not been fulfilled, and consequently take note of the non-completion of the transfer of the registered office in France.

The General Meeting also confers all powers on the bearer of an original, a copy or an excerpt of the minutes of the present General Meeting for the purpose of fulfilling all the filing and publication formalities required by the legislation in force.

Agenda Item 15

Questions and Answers

The Chairman of the EGM asked whether there were any other questions or remarks among the shareholders present or represented. There being no questions or remarks, the Chairman then moved on to close the meeting.

Agenda Item 16

Closing Remarks

The Chairman thanked those present, and closed the general meeting.